February 14, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cindy Polynice

Re:	Neuraxis, Inc. Registration Statement on Form S-1 Filed February 13, 2023 File No. 333-269179 WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Polynice:

Reference is made to our letter, filed as correspondence via EDGAR on February 14, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 5:00 p.m., Eastern Time, on Tuesday, February 14, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact our counsel, Ross Carmel, Esq., of Carmel, Milazzo & Feil LLP, at (646) 838-1310 if you have any questions in this regard.

Best Regards,

ALEXANDER CAPITAL, L.P.

By:	/s/ Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director - Head of Investment Banking